PRIMERO REPORTS FOURTH QUARTER AND FULL-YEAR 2015 RESULTS;
RECORD REVENUES DRIVE INCREASED CASH FLOWS

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the year-end 2015 management’s discussion and analysis (“MD&A”) and audited financial statements for more information.)

Toronto, Ontario, February 18, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported financial results for the fourth quarter and full-year ended December 31, 2015. On January 25, 2016 the Company reported strong operating results, including the fifth consecutive year of increased production, that drove record revenue of $291.3 million, strong operating cash flow before changes in working capital1 of $83.2 million ($0.51 per share) and adjusted net income2 of $6.6 million ($0.04 per share).

Highlights:

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Record Revenues Drive Increased Cash Flows: Primero generated record annual revenues of $291.3 million in 2015, 6% higher than in 2014 and despite the drop in metals prices, due to increased production and sales from the San Dimas and Black Fox mines. This resulted in 2015 operating cash flow before changes in working capital increasing by 13% over 2014, to $83.2 million ($0.51 per share).

•

Costs Controlled: All-in sustaining costs[3] of $972 per ounce decreased by 20% from 2014 and were well below the Company’s 2015 guidance range of $1,030 to $1,060 per ounce. All-in sustaining costs are expected to drop a further 10% in 2016, to between $850 to $900 per gold ounce.

•

Convertible Debentures to be Repaid in Cash: Primero ended 2015 with $120.6 million of total liquidity, which included $45.6 million in cash and $75.0 million available in an undrawn line of credit, significantly increased from the December 31, 2014 total liquidity position of $62.4 million. The Company announced on February 10, 2016[4] its intention to repay in cash the outstanding $48.1 million of its 6.5% convertible debentures plus $1.6 million of associated interest on their maturity date of March 31, 2016.

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Earnings Impacted by Impairment: The Company incurred a net loss of $106.9 million ($0.66 per share) including $104.0 million in impairment charges in 2015, compared to a net loss of $224.4 million ($1.48 per share) including $209.0 million in impairment charges in 2014. Adjusted net income was $6.6 million ($0.04 per share) for 2015, compared to adjusted net income of $5.4 million ($0.04 per share) for 2014.

•

Fifth Consecutive Year of Record Production: Fourth quarter production of 68,155 gold equivalent ounces[5] resulted in annual 2015 production of 259,474 gold equivalent ounces, 15% higher than 2014 and within the Company’s 2015 production guidance range of 250,000 to 270,000 ounces. Gold equivalent production in 2016 is expected to increase by up to 8% over 2015 to between 260,000 and 280,000 ounces.

•

Capital Expenditures Reduced But Not Restrictive in 2016: Primero has narrowed its 2016 focus to core capital expenditures related to advancing the existing underground mining operations at San Dimas and Black Fox, and as a result the Company expects capital expenditures in 2016 of $82.3 million including capitalized exploration costs of $18.4 million.

•

Legal Claim From Mexican Tax Authority: Primero’s San Dimas mine in Mexico continues to operate uninterrupted despite a legal claim by the Mexican tax authority seeking to nullify the Advance Pricing Agreement (“APA”). The APA confirmed the Company’s basis for paying taxes on the price it realized from silver sales under its silver purchase agreement with Silver Wheaton for the fiscal years ending 2010 to 2014, inclusive[6]. Primero intends to vigorously defend its position and believes that it has filed its tax returns for 2010 to 2014 on a basis compliant with applicable laws.

“Primero’s strong focus on reducing costs, while continuing to invest in profitable operations is evident in our 2015 results,” stated Ernest Mast, President and Chief Executive Officer. “We achieved industry low all-in sustaining costs of $680 per ounce at our platform San Dimas mine while significantly reducing the all-in sustaining costs at the Black Fox mine by 19% from 2014, to $1,163 per ounce. We were also successful at reducing our corporate G&A expense with the closure of two satellite offices. Though Primero has had a volatile start to 2016 in the equity markets, our mines in Mexico and Canada continue to operate uninterrupted with anticipated further efficiency gains anticipated in 2016. We are aggressively defending the claim initiated by the Mexican tax authority seeking to nullify the APA. We look forward to demonstrating strong returns for our shareholders in 2016 by delivering production increases and maintaining a low cost structure with a focus on disciplined capital allocation and generating strong cash flow.”

Low Cost Gold Production in Mexico and Canada

Primero produced 68,155 gold equivalent ounces during the fourth quarter of 2015, at total cash costs7 of $613 per gold equivalent ounce and all-in sustaining costs (“AISC”) of $1,009 per ounce. This resulted in record annual production of 259,474 gold equivalent ounces at total cash costs of $637 per gold equivalent ounce and AISC of $972 per ounce, representing a 15% increase in production and contributing to 20% lower AISC versus 2014.

San Dimas produced 50,370 gold equivalent ounces (41,371 ounces of gold and 2.32 million ounces of silver) during the fourth quarter at total cash costs of $535 per gold equivalent ounce and AISC of $753 per ounce. This resulted in full-year 2015 production of 189,769 gold equivalent ounces (151,355 ounces of gold and 8.30 million ounces of silver) from San Dimas at cash costs of $559 per gold equivalent ounce and AISC of $680 per ounce. Strong performance at San Dimas was due to a number of factors including higher throughput related to the ongoing expansion of the mill to 3,000 tonnes per day (“TPD”), increased gold and silver recoveries, increased long-hole mining production, and increased availability of the high-grade Jessica vein. Average throughput in 2015 increased by 10% to a record 2,721 TPD (based on 365 day availability).

Black Fox produced 17,785 ounces of gold during the fourth quarter at total cash costs of $834 per ounce and AISC of $1,104 per ounce. This resulted in 2015 production of 69,705 ounces of gold at cash costs of $850 per ounce and AISC of $1,163 per ounce. The 19% reduction in AISC in 2015 versus 2014 was largely attributable to significantly less development capital spent and less equipment replacements required in 2015. The weaker Canadian dollar relative to the U.S. dollar also had a positive impact on costs at Black Fox during 2015. Average mill throughput increased by 4% in 2015 averaging a record 2,400 TPD (based on 365 day availability).

Record Revenues Drive Increased Cash Flows

Primero generated $71.4 million of revenue in Q4 2015, slightly higher than Q4 2014 as a result of a 10% increase in gold equivalent ounces sold tempered by a 9% lower realized gold price. In Q4 2015, the Company sold 57,770 ounces of gold at an average realized price of $1,081 per ounce and 2.10 million ounces of silver at an average realized price of $4.24 per ounce. Revenue in Q4 2014 totaled $71.2 million from selling 54,406 ounces of gold at an average realized price of $1,188 per ounce, and 1.56 million ounces of silver at an average realized price of $4.20 per ounce.

Gold produced at Black Fox is subject to a gold purchase agreement8 and as a result 1,015 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $518 per ounce in Q4 2015. Silver produced at San Dimas is subject to a silver purchase agreement9 and as a result 2.10 million ounces of silver were sold to Silver Wheaton Ltd. (“Silver Wheaton”) at a fixed price of $4.24 per ounce during the quarter. As of December 31, 2015 the Company has delivered 2.85 million ounces of silver under the San Dimas silver purchase agreement’s 6.0 million ounce annual contract year threshold (which runs from August 6th to the following August 5th), after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices until August 5, 2016 when the annual threshold is reset.

The Company incurred a net loss of $98.3 million ($0.60 per share) in Q4 2015 compared with a net loss of $121.8 million ($0.76 per share) for the fourth quarter of 2014. These figures include impairment charges against the Black Fox Complex and Cerro del Gallo project of $104.0 million in Q4 2015 and $110.0 million in Q4 2014.

Impairment charges in Q4 2015 of $104.0 million include $82.0 million at the Black Fox complex resulting from declining metal prices, the temporary decision to defer Grey Fox development and changes in the Black Fox mine plan to focus primarily on higher grade underground ore. Impairment charges for Q4 2015 also include $22.0 million at Cerro del Gallo resulting from declining metal prices and the decision to further defer development. In Q4 2014, impairment charges included $75.0 million impairment to the Black Fox mining property due to the earlier than expected depletion of the open pit and a $35.0 million impairment to the Cerro del Gallo development property as a result of the decision to delay construction.

Adjusted loss for Q4 2015 was $38,000 ($0.00 per share) compared with an adjusted loss of $5.1 million ($0.03 per share) in Q4 2014. Adjusted loss primarily excludes the impact of impairment charges on the Black Fox Complex and the Cerro del Gallo project as described above, foreign exchange rate changes on deferred tax balances, and the mark-to-market gain on the 5.75% convertible debenture.

Operating cash flow before working capital changes in Q4 2015 was $20.7 million ($0.13 per share), compared to $18.2 million ($0.11 per share) in Q4 2014.

For the full-year 2015, Primero generated record revenue of $291.3 million, 6% higher than in 2014 despite lower realized metal prices. The Company sold 18% more gold ounces at a 9% lower realized gold price and 37% more silver ounces at a 28% lower realized silver price. Sales volumes totaled 218,194 ounces of gold at an average realized price of $1,136 per ounce and 8.12 million ounces of silver at an average realized price of $5.34 per ounce. A total of 5,891 ounces of gold were sold to Sandstorm at a fixed price of $516 per ounce and 7.27 million ounces of silver were sold to Silver Wheaton at a fixed price of $4.22 per ounce. The Company also sold 0.85 million ounces of silver at an average spot price of $15.03 per ounce in 2015.

For 2015, the Company incurred a net loss of $106.9 million ($0.66 per share) including $104.0 million in impairment charges, compared to a net loss of $224.4 million ($1.48 per share) including $209.0 million in impairment charges in 2014. In addition to the impairments described above, 2014 impairment charges included $99.0 million related to goodwill at the Black Fox Complex recorded in Q3 2014.

Adjusted net income for 2015 was $6.6 million ($0.04 per share) compared with adjusted net income of $5.4 million ($0.04 per share) in 2014. Adjusted net income primarily excludes the impact of impairment charges on the Black Fox Complex and the Cerro del Gallo project as described above, foreign exchange rate changes on deferred tax balances, and the mark-to-market gain on the convertible debenture.

Operating cash flow before working capital changes was $83.2 million ($0.51 per share) in 2015, compared to $73.7 million ($0.48 per share) in 2014. The increase was largely attributable to increased production and sales from the San Dimas and Black Fox mines.

Balance Sheet Remains Strong After Repaying Convertible Debentures

The Company’s liquidity position at December 31, 2015 was $120.6 million, which comprised cash of $45.6 million and $75.0 million in an available undrawn line of credit. The Company’s cash position increased from the September 30, 2015 balance of $43.1 million.

The Company announced on February 10, 2016 that it had drawn down $50.0 million on its line of credit in order to repay in cash the outstanding $48.1 million of its 6.5% convertible debentures plus $1.6 million of associated interest on their maturity date of March 31, 2016. Primero expects to have sufficient liquidity available to fund its planned 2016 capital and exploration expenditures totaling $82.3 million, through a combination of its current cash balance and operating cash flows.

Legal Claim Not an Impact on Operations or Cash Flow

Primero announced on February 3, 2015 that its Mexican subsidiary, Primero Empresa Minera, S.A. de C.V. ("PEM") received a legal claim initiated by the Mexican tax authority, the Servicio de Administración Tributaria’s ("SAT"), pursuant to which the SAT is seeking to nullify the Advance Pricing Agreement (“APA”) in relation to the Company’s silver sales under its silver purchase agreement. The APA confirmed that the Company should pay tax on the basis of the current contract price of approximately $4.24 per ounce, which is the total actual revenue the Company (including its related parties) receives for such sales. The APA protected the Company from being assessed for its sales under the silver purchase agreement on a different basis for the years 2010 to 2014. While the SAT’s claim is directly against the APA, the outcome may affect the Company’s interests. The claim does not specify any different basis for Primero to pay tax on its silver sales.

Primero’s legal and financial advisors confirm that the SAT’s legal claim is novel as the reversal of an APA through a judicial proceeding is unprecedented and inconsistent with the underlying purpose of an APA which is to provide a taxpayer with certainty so that it may invest and conduct its operations based on the certainty provided. The Company is vigorously defending its interests and the validity of the APA. The first step in that defence will be to file a procedural challenge to the admission of the claim which is similar to a motion for dismissal on the basis of failure to comply with technical requirements. This action will be filed on or before February 23, 2016.

In addition, the Company, and its Mexican legal and financial advisors, continue to believe that the Company has filed its tax returns, and paid all applicable taxes, in compliance with Mexican tax laws including the Organisation for Economic Co-Operation and Development (“OECD”) principles for transfer pricing.

Should the SAT be successful in nullifying the APA and in assessing taxes on silver sold under the silver purchase agreement at a higher rate, or should the SAT assess at higher rates for periods after the expiration of the APA, it would likely have a material adverse affect on the Company’s business, results of operations, and financial condition.

In addition to vigorously defending the APA, the Company intends to explore opportunities to establish stability for its tax filings in the future, but there is no assurance that the Company will find or be able to implement a reasonable solution.

Primero’s 2016 Focus is on Maintaining a Low Cost Structure and Disciplined Capital Allocation

Primero expects an increase in 2016 production of up to 8% relative to 2015, partly due to the completion of the San Dimas mill expansion to 3,000 TPD expected in Q3 2016. Primero is guiding to between 260,000 and 280,000 gold equivalent ounces in 2016, which includes gold production of 215,000 to 235,000 ounces and 8.5 to 9.5 million ounces of silver. However, the Company expects Q1 2016 production to be lower than the quarterly average due to the implementation of improved ground control practices at San Dimas.

The implementation of enhanced safety measures is progressing well, and the San Dimas mine is now able to reach targeted production rates near 3,000 TPD. However, in the early stages mine production was considerably lower and the underground mine only averaged 1,535 TPD of ore production in January. Primero sees this as an acceptable production shortfall necessary to affect the transformational shift in safety culture required at the site and expects to make up the shortfall from Q1 2016 before the end of Q2 2016.

The Company expects to lower its overall spending profile in 2016 by focusing on prudent sustaining capital allocation. AISC are expected to decrease by an additional 10% compared to 2015 to between $850 and $900 per gold ounce and total cash costs are expected to be in the range of $570 to $620 per gold equivalent ounce. The Company has focused 2016 capital expenditures at the Black Fox mine on items related to advancing the existing underground mining operations and as a result expects to further reduce capital spending in 2016 versus 2015.

Primero’s 2016 production guidance is summarized in the following table:

Production Guidance	San Dimas	Black Fox	Estimated 2016	Actual 2015
Attributable gold equivalent production (gold equivalent ounces)	190,000- 200,000	70,000- 80,000	260,000- 280,000	259,474
Gold Production (ounces)	145,000- 155,000	70,000- 80,000	215,000- 235,000	221,060
Silver Production (million ounces)	8.5-9.5	N/A	8.5-9.5	8.30
Total cash costs (per gold equivalent ounce)	$525-$575	$680-$730	$570-$620	$637
All-in Sustaining Costs (per gold ounce)	$660-$710	$940-$990	$850-$900	$972
Capital Expenditures ($ millions)	$56.4	$23.6	$82.3	$93.3

Material assumptions used to forecast total cash costs for 2016 include: an average gold price of $1,050 per ounce; an average silver price of $5.16 per ounce (calculated using the silver purchase agreement contract price5 of $4.26 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $14 per ounce); and foreign exchange rates of 1.35 Canadian dollars and 16 Mexican pesos to the US dollar.

Planned Management Succession Implemented

As of February 1, 2016, Primero has completed the previously announced planned succession of Ernest Mast to President and Chief Executive Officer of the Company. Mr. Mast has also joined Primero’s Board of Directors. Former Chief Executive Officer Joseph F. Conway has moved to the position of Executive Vice Chairman and is tasked with expanding relationships between the Board of Directors and senior management, and working with the executive team in areas of strategic and corporate development. Mr. Conway will transition to non-executive Vice Chairman in mid-2016 and will continue as a Director.

In conjunction with the planned Chief Executive Officer succession, Primero is pleased to announce that Guillermo Adrian has joined Primero’s executive team in Toronto as Vice President, Operations. Mr. Adrian has been with Primero since 2013 as the General Manager of the San Dimas mine. During his time at San Dimas, Mr. Adrian was critical in improving production through mine optimization and mill expansion. Under Mr. Adrian’s leadership the San Dimas mill throughput was increased from 2,100 TPD to nearly 3,000 TPD, and unit costs were lowered materially through the implementation of more efficient processes. Mr. Adrian is a Materials Engineer (Metallurgy) with a degree from the Universidad Simón Bolívar in Venezuela. Some of his past experience includes roles as Vice President, Operations for Orinokia Mining Corp., Vice President, Operations for Rusoro Mining, and General Manager with Crystallex International Corp. in charge of the Las Cristinas project in Venezuela.

Creating a Transformational Shift in Attitude Towards Safety

Primero is committed to the safety, health and well-being of its workers and their families. The Company is working to create a transformational shift in attitude towards a safety culture committed to a workplace free of accidents.

Primero has implemented improved operational procedures at San Dimas to promote enhanced workplace safety. This includes implementing a self-imposed mandate that all work in operating stopes is done under supported ground, a practice that was never fully applied in the history of the San Dimas mine. The implementation process is progressing well and the mine is now able to reach targeted production rates close to 3,000 TPD. One of the results of this change is that a larger proportion of production will come from long-hole stopes as opposed to cut-and-fill. Mine production was lower in January and February, however, Primero believes the shortfall will not impact 2016 guidance. This procedural change was necessary to ensure best practices are used at San Dimas and will contribute to creating a transformational shift in attitude towards safety.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, February 18, 2016 at 10:00 am ET to discuss fourth quarter and full-year 2015 financial results.

Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 5647764.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/7214.

A recorded playback of the third quarter 2015 results call will be available until May 19, 2016 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 5647764.

This release should be read in conjunction with Primero’s audited year-end 2015 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the fourth quarter and full-year 2015 MD&A for a reconciliation of operating cash flows to GAAP.

(2) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the fourth quarter and full-year 2015 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(3) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s fourth quarter and full-year 2015 MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(4) Refer to the February 10, 2016 news release titled “Primero Announces Cash Redemption of Its 6.5% Convertible Debentures at Maturity” as filed on SEDAR at www.sedar.com.

(5) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2015 for San Dimas was based on realized prices of $1,092 per ounce of gold and $4.24 per ounce of silver. The ratio for the full-year 2015 for San Dimas was based on realized prices of $1,150 per ounce of gold and $5.34 per ounce of silver. The ratio used for the 2016 guidance projection is 204:1 based on estimated average prices of $1,050 per ounce of gold and $5.16 per ounce of silver.

(6) Refer to the February 3, 2016 news release titled “Primero Receives Legal Claim Filed by Mexican Tax Authorities” as filed on SEDAR at www.sedar.com.

(7) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the fourth quarter full-year 2015 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(8) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Pike River property.

(9) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River–Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Evan Young
Manager, Investor Relations
Tel: (416) 814 2694
eyoung@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating”, “is working” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas and Black Fox; the Company’s annual production guidance; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2016, the cash costs and all-in sustaining costs for 2016; the capital expenditures in 2016; the Company’s intentions and expectations respecting the expansion of San Dimas production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2016; the amount of ore from the Company’s operations in 2016; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; statements regarding the APA and the Company's ability to defend its validity, the Company's ability to pay taxes in Mexico on realized silver prices; statements regarding the Company's capacity to satisfy the obligation to pay all of the redemption price of the Debentures; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2015; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL AND OPERATING RESULTS
(in thousands of United States dollars, except per share and per ounce amounts)
SUMMARIZED FINANCIAL DATA

	Three months ended December 31		Twelve months ended
				December 31
	2015	2014	2015	2014[1]	2013
Key Performance Data
Tonnes of ore milled	480,025	482,922	1,868,926	1,593,005	766,930
Produced
Gold equivalent (ounces)[2]	68,155	62,209	259,474	225,054	143,114
Gold (ounces)	59,156	56,140	221,060	189,943	111,983
Silver (million ounces)	2.32	1.74	8.30	6.15	6.05
Sold
Gold equivalent (ounces)[2]	65,915	59,817	255,951	220,067	143,972
Gold (ounces)	57,770	54,406	218,194	185,286	112,846
Silver (million ounces)	2.10	1.56	8.12	5.94	6.17
Average realized prices
Gold ($/ounce)[3]	$1,081	$1,188	$1,136	$1,243	$1,394
Silver($/ounce)[3]	$4.24	$4.20	$5.34	$7.46	$6.97
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$613	$701	$637	$687	$599
By-product basis	$540	$657	$548	$579	$389
All-in sustaining costs (per gold ounce)[2]	$1,009	$1,196	$972	$1,222	$1,077

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$71,404	$71,171	$291,304	$274,612	$200,326
Earnings from mine operations	10,100	5,334	50,473	52,663	76,004
Net loss	(98,347)	(121,766)	(106,910)	(224,384)	(4,250)
Adjusted net income[2]	(38)	(5,054)	6,556	5,365	38,668
Basic loss per share	(0.60)	(0.76)	(0.66)	(1.48)	(0.04)
Diluted loss per share	(0.60)	(0.76)	(0.66)	(1.48)	(0.04)
Adjusted net income per share	(0.00)	(0.03)	0.04	0.04	0.36
Operating cash flows before working capital changes[2]	20,682	18,209	83,165	73,658	72,396
Operating cash flows before working capital changes per share[2]	0.13	0.11	0.51	0.48	0.67
Weighted average shares outstanding (basic)(000’s)	162,751	160,133	162,341	152,064	108,528

Weighted average shares outstanding(diluted) (000’s)	162,751	160,133	162,341	152,064	108,528

As At December 31	2015	2014	2015	2014	2013
Assets
Mining interests	$790,118	$881,480	$790,118	$881,480	$636,253
Total assets	$924,968	$1,002,820	$924,968	$1,002,820	$800,822
Liabilities
Long-term liabilities	$162,427	$190,213	$162,427	$190,213	$94,039
Total liabilities	$276,092	$254,835	$276,092	$254,835	$139,732
Equity	$648,876	$747,985	$648,876	$747,985	$661,090

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2015).
2.	See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2015 MD&A.
3.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations” in the Company’s fourth quarter and full-year 2015 MD&A.).

SUMMARIZED OPERATING DATA
San Dimas

	Twelve months ended
	December 31			Three months ended
	2015	2014	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14

Key Performance Data
Tonnes of ore mined	988,168	897,445	228,539	232,014	263,868	263,747	253,531
Tonnes of ore milled	993,093	898,915	250,796	228,392	256,235	257,670	261,859
Tonnes of ore milled per day	2,721	2,463	2,726	2,483	2,816	2,863	2,846
Average mill head grade (grams/tonne)
Gold	4.90	4.63	5.23	4.75	4.60	5.01	4.49
Silver	274	232	300	272	275	250	224
Average gold recovery rate (%)
Gold	97%	94%	98%	96%	96%	96%	95%
Silver	95%	92%	96%	95%	95%	93%	92%
Produced
Gold equivalent (ounces)	189,769	161,170	50,370	49,566	44,128	46,569	41,875
Gold (ounces)	151,355	126,059	41,371	33,623	36,500	39,861	35,806
Silver (million ounces)	8.30	6.15	2.32	1.90	2.15	1.93	1.74
Sold
Gold equivalent (ounces)	185,463	157,063	48,466	53,475	38,747	45,256	39,178
Gold (ounces)	147,706	122,282	40,320	34,471	34,273	38,642	33,767
Silver at fixed price (million ounces)	7.27	4.70	2.10	2.01	1.26	1.90	1.56
Silver at spot (million ounces)	0.85	1.24	-	0.85	-	-	-
Average realized price (per ounce)
Gold	$1,150	$1,265	$1,092	$1,115	$1,187	$1,207	$1,207
Silver[1]	$5.34	$7.46	$4.24	$7.42	$4.20	$4.20	$4.20
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$559	$628	$535	$507	$608	$582	$654
By product basis	$409	$448	$414	$219	$487	$479	$576
All in sustaining costs (per ounce)[3]	$680	$826	$753	$454	$822	$659	$897
Revenue ($000's)	$213,191	$198,864	$52,960	$59,660	$45,979	$54,640	$47,289
Earnings from mine operations ($000's)	$53,717	$49,195	$11,408	$18,179	$9,515	$14,615	$6,478

1.

Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations” in the Company’s fourth quarter and full-year 2015 MD&A).

2.	See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2015 MD&A.
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements“ in the Company’s fourth quarter and full-year 2015 MD&A.

Black Fox

	Twelve months ended		Three months ended
	December 31
	2015	2014[1]	31-Dec-15	30-Sep-15	30-Jun-15	31-Mar-15	31-Dec-14
Key Performance Data
Open pit mining
Tonnes of ore mined	849,668	764,234	-	201,484	372,319	275,865	228,798
Strip ratio	4.71	7.55	-	4.40	4.02	5.87	10.00
Average gold grade (grams/tonne)	2.09	2.13	-	2.01	2.02	1.99	1.91
Underground mining
Tonnes of ore mined	140,836	122,434	57,041	36,005	36,265	11,525	51,719
Average gold grade (grams/tonne)	4.81	4.15	5.80	3.99	4.00	4.84	5.92
Tonnes increase (decrease) in stockpile	114,671	192,578	(172,188)	3,979	186,409	96,471	59,454
Tonnes processed
Tonnes of ore milled	875,833	694,090	229,229	233,510	222,175	190,919	221,063
Tonnes of ore milled per day	2,400	2,306	2,492	2,538	2,441	2,121	2,402
Average mill head grade (grams/tonne)	2.60	3.00	2.51	2.66	2.65	2.49	3.00
Average gold recovery rate (%)	96%	95%	96%	96%	97%	95%	96%
Produced
Gold (ounces)	69,705	63,884	17,785	19,054	18,362	14,504	20,334
Sold
Gold at spot price (ounces)	64,597	58,651	16,434	16,302	17,324	14,537	19,491
Gold at fixed price (ounces)	5,891	4,353	1,015	1,640	1,378	1,858	1,148
Average realized gold price (per ounce)[2]	$1,108	$1,202	$1,059	$1,089	$1,143	$1,137	$1,157
Total cash costs (per gold ounce)[4]	$850	$837	$834	$780	$762	$1,077	$799
All-in sustaining costs (per ounce)[3]	$1,163	$1,428	$1,104	$1,000	$1,071	$1,552	$1,374
Revenue ($000's)	$78,112	$75,748	$18,444	$19,559	$21,392	$18,670	$23,882
Earnings (loss) from mine operations (000's)	($3,011)	$3,468	($1,075)	($354)	$1,563	($3,145)	$12,060

1.	Includes the results for the period for which the Black Fox Complex assets, acquired March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations” in the Company’s fourth quarter and full-year 2015 MD&A).
3.

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2015 MD&A.

4.	See “NON-GAAP measurements“ in the Company’s fourth quarter and full-year 2015 MD&A.

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

	Three months ended December 31		Twelve months ended December 31
		2014
	2015	(As restated)	2015	2014

Revenue	$71,404	$71,171	$291,304	$274,612

Operating expenses	(42,555)	(46,709)	(163,593)	(159,280)
Depreciation and depletion	(18,749)	(19,128)	(77,238)	(62,669)
Total cost of sales	(61,304)	(65,837)	(240,831)	(221,949)

Earnings from mine operations	10,100	5,334	50,473	52,663
Mining interest impairment charge	(104,000)	(110,000)	(104,000)	(110,000)
Goodwill impairment charge	-	-	-	(98,961)
Exploration expenses	(599)	(577)	(1,690)	(1,816)
General and administrative expenses	(8,479)	(7,107)	(29,890)	(36,806)

Loss from operations	(102,978)	(112,350)	(85,107)	(194,920)
Transaction costs and other expenses	(510)	(319)	(4,416)	(9,203)
Finance expense	(3,654)	(2,352)	(11,514)	(6,970)
Mark-to-market gain on convertible debentures	-		13,500	-
Other income	3,283	2,569	1,024	4,436

Earnings (loss) before income taxes	(103,859)	(112,452)	(86,513)	(206,657)
Income tax (expense) recovery	5,512	(9,314)	(20,397)	(17,727)

Net loss for the period	($98,347)	($121,766)	($106,910)	($224,384)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to
profit or loss:
Exchange differences on translation of foreign operations, net of tax of $nil	860	(61)	(5)	(61)
Unrealized gain (loss) on investment in Fortune Bay, net of tax of $nil	-	(456)	60	(456)
Reclassification of unrealized loss on investment in Fortune Bay to impairment, net of tax of $nil	-	-	456	-
Total comprehensive loss for the period	($97,487)	($122,283)	($106,399)	($224,901)

Basic loss per share	($0.60)	($0.80)	($0.66)	($1.48)
Diluted loss per share	($0.60)	($0.80)	($0.66)	($1.48)

Weighted average number of common shares outstanding
Basic	162,751,284	152,063,899	162,340,566	152,063,899
Diluted	162,751,284	152,063,899	162,340,566	152,063,899

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN THOUSANDS OF UNITED STATES DOLLARS)

	December 31	December 31
	2015	2014

Assets
Current assets
Cash and cash equivalents	$45,601	$27,389
Trade and other receivables	1,793	59
Taxes receivable	30,689	33,272
Prepaid expenses	8,524	6,633
Inventories	31,964	20,366
Total current assets	118,571	87,719
Non-current assets
Restricted cash	5,920	17,646
Mining interests	790,118	881,480
Deferred tax asset	3,781	611
Long-term stockpile	5,694	14,309
Other non-current assets	884	1,055
Total assets	$924,968	$1,002,820

Liabilities
Current liabilities
Trade and other payables	$44,972	$50,743
Income tax payable	12,870	5,575
Other taxes payable	3,406	2,688
Current portion of long-term debt	52,417	5,616
Total current liabilities	113,665	64,622
Non-current liabilities
Other taxes payable	13,354	11,295
Deferred tax liability	53,107	50,374
Decommissioning liability	28,294	32,566
Long-term debt	62,727	89,771
Derivative liability	-	1,405
Other long-term liabilities	4,945	4,802
Total liabilities	$276,092	$254,835

Shareholders' equity
Share capital	$867,375	$858,761
Warrant reserve	-	34,782
Contributed surplus	54,984	21,526
Accumulated other comprehensive loss	(4,650)	(5,161)
Deficit	(268,833)	(161,923)
Total shareholders' equity	$648,876	$747,985
Total liabilities and shareholders' equity	$924,968	$1,002,820

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2015 AND 2014
(IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months ended December 31		Twelve months ended December 31
			2014
		2015	(As restated)	2015	2014

Operating activities
Loss before income taxes		($103,862)	($112,452)	($86,513)	($206,657)
Adjustments for:
Depreciation and depletion	7	18,749	19,129	77,238	62,669
Mining interest impairment charge		104,000	110,000	104,000	110,000
Goodwill impairment charge		-	-	-	98,961
Share-based compensation expense		2,578	(420)	8,938	10,737
Payments made under the Phantom Share Unit Plan		(432)	-	(4,245)	(10,051)
Mark-to-market gain on convertible debentures		-	-	(13,500)	-
Loss on write-down of asset		-	13	-	1,329
Write-down of inventory		1,257	-	3,048	1,750
Unrealized foreign exchange gain		(1,507)	28	(4,743)	1,839
Taxes paid		(3,683)	(595)	(15,104)	(2,144)
Other		(53)	320	(1,007)	(1,316)
Other adjustments
Transaction costs (disclosed in financing activities)		-	-	3,651	-
Finance income (disclosed in investing activities)		(16)	(167)	(111)	(429)
Finance expense		3,651	2,352	11,514	6,970
Operating cash flow before working capital changes		20,682	18,208	83,166	73,658
Changes in non-cash working capital	12	17,429	5,382	(1,537)	(29,446)
Cash provided by operating activities		$38,111	$23,590	$81,629	$44,212

Investing activities
Expenditures on mining interests		($39,273)	($30,771)	($99,721)	($112,294)
Equity investment in Santana Minerals		-	-	-	(343)
Acquisition of Brigus Gold Corp (net)		-	-	-	(7,773)
Interest received		16	167	110	429
Cash used in investing activities		($39,257)	($30,604)	($99,611)	($119,981)

Financing activities
Repayment of debt	9(iv)	-	($1,392)	($40,000)	($58,896)
Proceeds on exercise of options		-	71	828	9,944
Issuance of $75 million convertible debt		-	-	75,000	-
Transaction costs on issuance of convertible debt		-	-	(3,651)	-
Payments on capital leases		(880)	-	(5,715)	-
Funds released from reclamation bond	6	-	-	9,846	-
Proceeds on issuance of flow-through shares		4,340	6,596	4,340	14,633
Drawdown on line of credit, net of transaction costs		-	9,664	-	37,470
Interest paid		(111)	(573)	(6,378)	(4,390)
Cash (used) provided by financing activites		$3,349	$14,366	$34,270	($1,239)

Effect of foreign exchange rate changes on cash		$294	($2,019)	$1,924	($6,314)

Increase in cash		2,497	5,333	18,212	(83,322)
Cash, beginning of period		43,104	22,056	27,389	110,711
Cash, end of period		$45,601	$27,389	$45,601	$27,389